Exhibit (a)(5)(N)
STANLEY EMPLOYEE MICROSITE UPDATE #2 (posting date July 9, 2010)
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Transition planning between the CGI and Stanley teams continues and good progress is being made on reviewing all aspects of Stanley’s business to better understand its approaches, capabilities, tools, and processes.
This week, CGI is pleased to post several new information resources for you, including:
•	Several new questions & answers, including ones about vision coverage and CGI’s share purchase plan.

•	A podcast, along with written transcript, featuring interviews with CGI’s CEO Michael Roach, CGI’s U.S., Europe, and Asia President Donna Morea, and CGI Federal President George Schindler. In the podcast, these leaders talk about the strategy behind the acquisition, how it positions the company for future growth, the great cultural fit between CGI and Stanley, and how it creates opportunity for our key stakeholders: members, clients, and shareholders.
As you may have read in the posted press releases and heard in Mike Roach’s podcast comments, the following key milestones were met recently:
•	On May 26, CGI announced that it had obtained one of the significant regulatory clearances, called Hart-Scott-Rodino (HSR), in connection with the tender offer.

•	On June 18, CGI announced the extension of the tender offer for all outstanding shares of common stock of Stanley.
CGI understands that you will continue to have many questions about the acquisition. Rest assured, it is CGI’s philosophy to be as transparent as possible while keeping within its obligation to operate as a separate, independent public company during the closing process. Through closing, CGI will address your questions and keep you updated on acquisition details via this microsite. Please visit this site often for important updates.
Important Additional Information
This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Stanley. The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO, containing an offer to purchase, a form of letter of transmittal and related tender offer documents, filed by CGI with the Securities and Exchange Commission (the “SEC”) on May 20, 2010. Stanley filed a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer with the SEC on May 20, 2010. These documents, as amended from time to time, contain important information about the tender offer and Stanley stockholders are urged to read them carefully before any decision is made with respect to the tender offer. The tender offer materials may be obtained at no charge by directing a request by mail to Laurel Hill Advisory Group, 100 Wall Street, 22nd floor, New York, New York 10005 or by calling toll-free at (888) 742-1305, and may also be obtained at no charge at the website maintained by the SEC at www.sec.gov.